# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0001193125-23-269458
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Bradford Berenson, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 245,970,148; sole dispositive power 0; shared dispositive power 245,970,148; aggregate amount beneficially owned 245,970,148 (67.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 362,864,700 shares of Class A Common Stock (as defined below) outstanding, which is the sum of the (i) 107,108,198 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on February 18, 2025, (ii) 9,786,354 shares of Class A Common Stock issued in connection with the Q1 2025 Exchange (as defined below), and (iii) 245,970,148 shares of Class A Common Stock issuable upon exchange of 245,970,148 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,470,886; shared voting power 245,970,148; sole dispositive power 2,470,886; shared dispositive power 245,970,148; aggregate amount beneficially owned 248,441,034 (68.5% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 362,864,700 shares of Class A Common Stock outstanding, which is the sum of the (i) 107,108,198 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 18, 2025, (ii) 9,786,354 shares of Class A Common Stock issued in connection with the Q1 2025 Exchange, and (iii) 245,970,148 shares of Class A Common Stock issuable upon exchange of 245,970,148 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 682,757; shared voting power 245,970,148; sole dispositive power 682,757; shared dispositive power 245,970,148; aggregate amount beneficially owned 246,652,905 (68% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 362,864,700 shares of Class A Common Stock outstanding, which is the sum of the (i) 107,108,198 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 18, 2025, (ii) 9,786,354 shares of Class A Common Stock issued in connection with the Q1 2025 Exchange, and (iii) 245,970,148 shares of Class A Common Stock issuable upon exchange of 245,970,148 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023, as amended and supplemented by Amendment No. 1 filed on December 4, 2023, Amendment No. 2 filed on February 28, 2024, Amendment No. 3 filed on March 4, 2024 and Amendment No. 4 filed on November 18, 2024 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the first through fifth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

"This Schedule 13D is being filed jointly by TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each a "Reporting Person" and, together, the "Reporting Persons"). The information contained in row 6 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 2.

TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds 201,950,047 shares of Class B common stock, $0.001 par value per share ("Class B Common Stock"), of the Issuer.

Alabama Investments (Parallel) GP, LLC is the general partner of each of (i) Alabama Investments (Parallel), LP, a Delaware limited partnership that directly holds 42,112,601 Common Units and a corresponding number of shares of Class B Common Stock, (ii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership that directly holds 857,500 Common Units and a corresponding number of shares of Class B Common Stock, and (iii) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership (together with Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, the "API Entities") that directly holds 1,050,000 Common Units and a corresponding number of shares of Class B Common Stock.

Excluding the securities beneficially owned by TPG Group Holdings (SBS), L.P. and the API Entities, Mr. Coulter beneficially owns directly or indirectly 2,470,886 shares of Class A Common Stock and Mr. Winkelried beneficially owns directly or indirectly 682,757 shares of Class A Common Stock.

TPG GP A is owned by its members (collectively, the "Control Group"), whether directly or indirectly through entities owned or controlled by them. The Control Group is currently comprised of Messrs. Coulter, Winkelried, Davis and Sisitsky and makes decisions by a majority vote, subject to certain rights of Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to be the beneficial owner of the securities beneficially owned by TPG GP A, TPG Group Holdings (SBS), L.P. and the API Entities. Messrs. Coulter and Winkelried disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Bradford Berenson (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jordan Kolar (Vice President)"
Present principal occupation or employment:
This Amendment amends and restates Item 2(c) of the Original Schedule 13D in its entirety as set forth below:

"The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above."
Criminal convictions in the last five years:
This Amendment amends and restates Item 2(d) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
This Amendment amends and restates Item 2(e) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship:
This Amendment amends and restates Item 2(f) of the Original Schedule 13D in its entirety as set forth below:

"Each of Messrs. Coulter, Winkelried and the TPG GP A Officers is a United States citizen."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the penultimate paragraph:

"On November 27, 2024, Mr. Winkelried made a bona fide gift of 100,000 shares of Class A Common Stock to a charitable organization for which no payment or consideration was received.

Q1 2025 Exchange

Pursuant to the Exchange Agreement, on February 21, 2025, 9,786,354 Common Units were ultimately distributed to certain partners of TPG Partner Holdings, L.P. and the API Entities in connection with the exchange by such partners of those Common Units for an equal number of shares of Class A Common Stock and the cancellation of an equal number of shares of Class B Common Stock (the "Q1 2025 Exchange")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

"(a)-(b) The following sentence is based on a total of 362,864,700 shares of Class A Common Stock outstanding, which is the sum of the (i) 107,108,198 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on February 18, 2025, (ii) 9,786,354 shares of Class A Common Stock issued in connection with the Q1 2025 Exchange, and (iii) 245,970,148 shares of Class A Common Stock issuable upon exchange of 245,970,148 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 245,970,148 shares of Class A Common Stock, which constitutes approximately 67.8% of the outstanding shares of Class A Common Stock; Mr. Coulter may be deemed to beneficially own 248,441,034 shares of Class A Common Stock, which constitutes approximately 68.5% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 246,652,905 shares of Class A Common Stock, which constitutes approximately 68.0% of the outstanding shares of Class A Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2. Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on May 15, 2023).

3. Amendment No. 1 to Transaction Agreement, dated October 3, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

4. Amendment No. 2 to Transaction Agreement, dated October 31, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.3 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

5. Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of November 1, 2023, among TPG Inc. and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the Commission on November 2, 2023).

6. Amended and Restated Exchange Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

7. Amended and Restated Investor Rights Agreement, dated as of November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

8. Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P.

9. Amended and Restated Tax Receivable Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

10. Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed on March 29, 2022).

11. Underwriting Agreement, dated February 26, 2024 by and among TPG Inc., the underwriters listed in Schedule 1 thereto and the stockholders named in Schedule 2 thereto.

12. Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule 2 to the Underwriting Agreement and the underwriters listed in Schedule 1 thereto (incorporated by reference to Exhibit A to Exhibit 11 to this Schedule 13D).

## Signatures
- TPG GP A, LLC: /s/ Bradford Berenson, Bradford Berenson / General Counsel (02/25/2025)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (02/25/2025)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (02/25/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).